CollabRx, Inc.
44 Montgomery Street, Suite 800
San Francisco, California

February 20, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Withdrawal of CollabRx, Inc.’s Registration Statement on Form S-1 (File No. 333-202188) with Accession No. 0001140361-15-008087

Ladies and Gentlemen:

On behalf of CollabRx, Inc. (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-202188), filed on February 20, 2015, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the S-1 should have been filed as a S-1 MEF.  The Company confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 44 Montgomery Street, Suite 800, San Francisco, California, facsimile number (415) 248-53505, with a copy to the Company’s counsel, Goodwin Procter LLP, 135 Commonwealth Drive, Menlo Park, California 94025, facsimile number (650) 853-1038, Attention: William Davison.

If you have any questions with respect to this matter, please contact William Davison of Goodwin Procter LLP at (650) 752-3114

Sincerely,

CollabRx, Inc.

By: /s/ Thomas R. Mika
Name: Thomas R. Mika
Title: President and Chief Executive Officer